

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2014

Via E-mail
Mike Burns, CFO
Gigamon Inc.
3300 Olcott Street
Santa Clara, California 95054

> **Re:** **Gigamon Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2013**
> **Filed March 13, 2014**
> **Form 10-Q for the Quarterly Period Ended March 29, 2014**
> **Filed May 8, 2014**
> **File No. 001-35957**

Dear Mr. Burns:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant